UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 25, 2008

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTHS 2008 FINANCIAL AND OPERATING RESULTS

Moscow and New York (November 25, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today announced its financial and operating results for the quarter and nine months ended September 30, 2008.

3Q08 Financial and Operating Highlights

•	Net operating revenues reached $2,843 million, an increase of 45.3% versus 3Q07.

•	OIBDA reached $1,388 million, an increase of 36.7% versus 3Q07.

•	OIBDA margin improved quarter-on-quarter to 48.8%, including 50.0% in Russia and 53.4% in Kazakhstan.

•	Net income totaled $269 million, a reduction of 41.3% versus 3Q07, reflecting strong adverse currency impact.

•	Mobile subscribers increased by 7.1 million versus 3Q07, reaching 57.8 million.

•	Bonds in the amount of 10 billion Russian rubles were issued in July.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased to present another strong set of quarterly results. In the third quarter our business showed 45% annual revenue growth with an improved 49% OIBDA margin.

While our operations have not yet been affected by the financial turmoil, we clearly understand that the Company will not be immune to it going forward. Anticipating this, we have already taken steps to mitigate any potential adverse impact of deteriorating market conditions. We froze new orders for capital expenditures, cut non-essential expenses, implemented a hiring freeze and re-negotiated a number of contracts with vendors and suppliers. We are monitoring the situation very closely and are prepared to activate additional measures as events unfold.

We are confident that our robust business model and resilient cash flow, further enhanced by the protective measures that we have implemented, will ensure VimpelCom’s ability to meet its obligations and to continue operations without significant disruptions.”

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Key Consolidated Financial and Operating Results

CONSOLIDATED OPERATIONS (US$, millions)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	2,843	1,956	45.3%	2,611	8.9%
OIBDA	1,388	1,015	36.7%	1,223	13.5%
OIBDA margin, %	48.8%	51.9%		46.8%
SG&A	749	557	34.5%	774	-3.2%
including Sales & Marketing Expenses	242	186	30.1%	215	12.6%
including General & Administrative Costs	507	371	36.7%	559	-9.3%
SG&A percentage	26.3%	28.5%		29.6%
Net income	269	458	-41.3%	470	-42.8%
Net income per common share, (US$)	5.31	9.02		9.26
Net income per ADS equivalent, (US$)	0.27	0.45		0.46
Capital expenditures	692.9	338.8	104.5%	664.0	4.4%
Mobile subscribers (‘000)	57,758	50,686	14.0%	53,707	7.5%
Broadband subscribers (‘000)	696	n/a		610	14.1%

Net operating revenues 3Q 2008* (US$ millions)	Russia	CIS	Eliminations	Total
Mobile business	2,037	371	-6	2,402
Fixed business	445	79	-14	510
Eliminations	-56	-10	-3	-69
Total net operating revenue	2,426	440	-23	2,843

*	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments, and indicate the amount of inter-company eliminations within and between the segments.

Our third quarter revenues were $2,843 million, up 45.3% year-on-year.

Our quarterly consolidated OIBDA amounted to $1.4 billion. Our consolidated OIBDA margin improved to 48.8% compared to the previous quarter, reflecting our focus on cost efficiency and reversal of a $43.1 million accrual in our stock–price based compensation plans.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

In July 2008, we successfully raised 10 billion Russian rubles in a 5-year bond offering. In October 2008, the Company signed a new unsecured loan agreement for up to EUR600 million with a consortium of international banks.

Our current debt obligations constitute approximately $1.8 billion for 2009. The closing cash balance on September 30th was $727 million.

The quarterly net income was negatively affected by currency exchange rate fluctuations resulted in a $341 million net foreign exchange loss as 82% of our debt was denominated in US dollars.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Russia - Financial and Operating Results

RUSSIA (US$ millions)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	2,426	1,653	46.8%	2,239	8.4%
OIBDA	1,213	871	39.3%	1,059	14.5%
OIBDA margin, %	50.0%	52.7%		47.3%
SG&A	629	477	31.9%	658	-4.4%
including Sales & Marketing Expenses	203	159	27.7%	181	12.2%
including General & Administrative Costs	426	318	34.0%	477	-10.7%
SG&A percentage	25.9%	28.9%		29.4%
Net income	255	423	-39.7%	448	-43.1%

Our revenue in Russia showed growth of 46.8%, including 23.2% organic growth in mobile revenues. We significantly increased the number of our active mobile subscribers, which now exceeds 45 million.

Fixed line revenues in Russia grew by 37.3% year-on-year on a pro-forma basis. In residential broadband we continued the active rollout of our fiber-to-the-building (FTTB) networks. By the end of the third quarter our FTTB network passed 5.9 million households. The total number of our broadband subscribers in Russia reached 673,000. For now we have scaled back new construction and have shifted our focus to maximizing sales within the existing FTTB networks.

The third quarter consolidated OIBDA margin in Russia was 50.0%, up from 47.3% reported in the previous quarter.

RUSSIA REVENUES (US$ millions)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	2,426	1,653	46.8%	2,239	8.4%
Mobile revenue	2,037	1,653	23.2%	1,862	9.4%
Fixed revenue	445	n/a		414	7.5%
Eliminations	-56	n/a		-37

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

RUSSIA OPERATING DEVELOPMENT	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers (‘000)	45,093	41,802	7.9%	42,485	6.1%
Subscriber market share*), %	25.1%	30.4%		24.6%
MOU, min	228.5	208.9	9.4%	220.3	3.7%
ARPU, US$	15.2	13.4	13.4%	14.7	3.4%
Broadband subscribers (‘000)	673	n/a		604	11.4%

*	Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s subscriber market share is being reported solely on the basis of active subscribers, while previously it was based on registered subscribers. The drop in the reported market share in the third quarter of 2008 as compared to the third quarter of 2007 is caused by the change of reporting methodology.

RUSSIA OIBDA DEVELOPMENT (US$ millions)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA Total	1,213	871	39.3%	1,059	14.5%
Mobile OIBDA	1,104	871	26.8%	969	13.9%
Fixed OIBDA	109	n/a		90	21.1%
Total OIBDA margin, %	50.0%	52.7%		47.3%
Mobile OIBDA margin, %	54.2%	52.7%		52.0%
Fixed OIBDA margin, %	24.5%	n/a		21.7%

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

CIS - Financial and Operating Results

CIS OPERATIONS (US$ millions)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	439.8	305.7	43.9%	388.1	13.3%
OIBDA	174.7	144.0	21.3%	164.4	6.3%
OIBDA margin, %	39.7%	47.1%		42.4%
SG&A	121.4	79.4	52.9%	115.4	5.2%
including Sales & Marketing Expenses	39.1	27.3	43.2%	33.9	15.3%
including General & Administrative Costs	82.3	52.1	58.0%	81.5	1.0%
SG&A percentage	27.6%	26.0%		29.7%
Net income	13.3	35.6	-62.6%	22.3	-40.4%

Overall, during the third quarter we have seen revenue growth and an increase in the active subscriber base across all CIS markets in which we operate. Total revenues from the CIS markets amounted to $440 million and already represent about 15% of our consolidated revenues, further diversifying our revenue sources.

In Kazakhstan, our largest market outside of Russia, the macroeconomic situation remains difficult but stable. In this market environment, we achieved 10.1% quarter-on-quarter growth in our active subscriber base and with usage and ARPU essentially flat, our mobile revenues increased by 7.3% over the same period. Annual revenue growth of 18.9% was supported by good OIBDA margin improvement to 53.4%.

In Ukraine, we executed a number of aggressive summer campaigns targeting high-quality customers. As a result, our ARPU grew quarter-on-quarter by 29.3%, reflecting increased share of high usage subscribers in our customer base. Consequently, our mobile revenue soared by 49.2% compared to the second quarter and by 84.3% compared to a year ago. However, this investment in high usage growth coupled with very high interconnect charges continue to depress our mobile OIBDA margins in Ukraine.

In Armenia, operations are robust, demonstrating strong quarter-on-quarter mobile revenue growth of 19.3% and a resilient 48.7% consolidated OIBDA margin.

In Uzbekistan, ongoing growth of the subscriber base led to more than 12.1% quarter-on-quarter and 83.8% annual mobile revenue growth. Although our Uzbek operations show the lowest price levels among all of our markets, OIBDA margin remains very strong at 56.5%.

All remaining markets continue to show good growth and consistent OIBDA margin improvements.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

CIS Revenues Development

KAZAKHSTAN (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	198.6	167.1	18.9%	185.3	7.2%
Mobile	195.9	167.1	17.2%	182.5	7.3%
Fixed	6.0	n/a		4.9	22.4%
Elimination	-3.3	n/a		-2.1

UKRAINE (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	94.2	37.0	154.6%	71.2	32.3%
Mobile	68.2	37.0	84.3%	45.7	49.2%
Fixed	32.5	n/a		28.4	14.4%
Elimination	-6.5	n/a		-2.9

ARMENIA (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	68.8	63.4	8.5%	64.7	6.3%
Mobile	31.5	25.8	22.1%	26.4	19.3%
Fixed	37.2	37.6	-1.1%	38.3	-2.9%
Elimination	0.1	0.0		0.0

UZBEKISTAN (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	58.4	30.2	93.4%	52.0	12.3%
Mobile	55.5	30.2	83.8%	49.5	12.1%
Fixed	2.9	n/a		2.6	11.5%
Elimination	0.0	n/a		-0.1

TAJIKISTAN (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	14.8	7.7	92.2%	11.2	32.1%
Mobile	14.8	7.7	92.2%	11.2	32.1%
Fixed	n/a	n/a		n/a
Elimination	n/a	n/a		n/a

GEORGIA (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	5.4	0.3	1700%	3.9	38.5%
Mobile	5.4	0.3	1700%	3.9	38.5%
Fixed	n/a	n/a		n/a
Elimination	n/a	n/a		n/a

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

CIS REVENUES (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Net operating revenues	439.8	305.7	43.9%	388.1	13.3%
Mobile	371.2	268.1	38.5%	318.9	16.4%
Fixed	78.6	37.6	109.0%	74.1	6.1%
Eliminations	-10.0	0.0		-4.9

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

CIS Operating Highlights

KAZAKHSTAN	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers (‘000)	5,614	4,343	29.3%	5,098	10.1%
Subscriber market share*), %	41.2%	47.3%		39.6%
MOU, min	108.1	112.7	-4.1%	109.7	-1.5%
ARPU, US$	12.1	13.6	-11.0%	12.3	-1.6%

UKRAINE	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers (‘000)	2,404	2,212	8.7%	2,111	13.9%
Subscriber market share*), %	4.3%	5.1%		3.8%
MOU mobile, min	261.5	168.2	55.5%	231.0	13.2%
ARPU mobile, US$	9.7	5.8	67.2%	7.5	29.3%
Broadband internet subscribers (‘000)	23	n/a		6	283.3%
ARPU broadband, US$	42.5	n/a		32.7	30.0%

ARMENIA	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers**) (‘000)	784	447	75.4%	655	19.7%
Subscriber market share*), %	30.5%	33.6%		30.5%
MOU mobile, min	139.9	181.0	-22.7%	164.9	-15.2%
ARPU mobile, US$	13.9	17.6	-21.0%	15.3	-9.2%

UZBEKISTAN	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers (‘000)	3,148	1,587	98.4%	2,754	14.3%
Subscriber market share*), %	29.8%	35.6%		31.2%
MOU, min	298.5	289.8	3.0%	294.6	1.3%
ARPU, US$	6.5	7.6	-14.5%	6.6	-1.5%

TAJIKISTAN	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers (‘000)	527	268	96.6%	435	21.1%
Subscriber market share*), %	18.3%	16.7%		17.4%
MOU, min	255.9	230.3	11.1%	241.1	6.1%
ARPU, US$	10.4	10.8	-3.7%	9.4	10.6%

GEORGIA	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Mobile subscribers (‘000)	189	27	600.0%	169	11.8%
Subscriber market share*), %	5.3%	1.6%		4.9%
MOU, min	109.8	85.1	29.0%	89.3	23.0%
ARPU, US$	9.9	6.3	57.1%	8.2	20.7%

*	Source: AC&M-Consulting. The drop in the reported market share is caused by the fact that starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers, while before that date it was based on registered subscribers.
**	In Armenia, following the recent regulatory changes, we launched the process of collecting passport details for all of our mobile customers. This process might result in additional churn in future quarters.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

CIS OIBDA Development

KAZAKHSTAN (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	106.1	88.1	20.4%	96.4	10.1%
Mobile	102.9	88.1	16.8%	94.2	9.2%
Fixed	3.2	n/a		2.2	45.5%
OIBDA Margin, %	53.4%	52.7%		52.0%

UKRAINE (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	-1.6	6.5	n/a	9.4	n/a
Mobile	-8.9	6.5	n/a	2.5	n/a
Fixed	7.3	n/a		6.9	5.8%
OIBDA margin, %	n/a	17.6%		13.2%

ARMENIA (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	33.5	32.9	1.8%	30.3	10.6%
Mobile	13.9	13.4	3.7%	10.3	35.0%
Fixed	19.6	19.5	0.5%	20.0	-2.0%
OIBDA Margin, %	48.7%	51.9%		46.8%

UZBEKISTAN (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	33.0	16.9	95.3%	27.8	18.7%
Mobile	32.0	16.9	89.3%	27.2	17.6%
Fixed	1.0	n/a		0.6	66.7%
OIBDA Margin, %	56.5%	56.0%		53.5%

TAJIKISTAN (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	4.8	1.6	200.0%	2.6	84.6%
Mobile	4.8	1.6	200.0%	2.6	84.6%
Fixed	n/a	n/a		n/a
OIBDA Margin, %	32.4%	20.8%		23.2%

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

GEORGIA (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	-1.1	-2.0	n/a	-2.1	n/a
Mobile	-1.1	-2.0	n/a	-2.1	n/a
Fixed	n/a	n/a		n/a
OIBDA Margin, %	n/a	n/a		n/a

CIS OIBDA (US$ mln)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
OIBDA total	174.7	144.0	21.3%	164.4	6.3%
Mobile	143.6	124.5	15.3%	134.7	6.6%
Fixed	31.1	19.5	59.5%	29.7	4.7%
OIBDA margin, %	39.7%	47.1%		42.4%

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ32008.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Recent Developments

On October 27, 2008, we acquired 49.9% of Euroset, the leading independent retailer in Russia, for $226 million. This transaction will allow us to significantly enhance our distribution capabilities.

* * *

The Company’s management will discuss its third quarter and nine months results during a conference call and slide presentation on November 25, 2008 at 6:30 pm Moscow time (10:30 am ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through December 2, 2008. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans and developments in the telecommunications markets in which the Company operates, and management’s expectations about the Company’s ability to meet its obligations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risk and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments

For more information, please contact:

Alexey Subbotin	Michael Polyviou
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1(212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

– Definitions and tables are attached –

Attachment A: Definitions

Mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia.

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, and is provided by AC&M-Consulting.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of subscribers during the period and dividing by the number of months in that period.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues	$2,800,965	$1,953,719	$7,510,318	$5,155,393
Sales of handsets and accessories	39,131	1,427	43,529	4,212
Other revenues	5,099	1,822	13,246	4,024

Total operating revenues	2,845,195	1,956,968	7,567,093	5,163,629
Revenue based tax	(2,154)	(1,030)	(5,496)	(2,477)

Net operating revenues	2,843,041	1,955,938	7,561,597	5,161,152
Operating expenses:
Service costs	656,435	365,297	1,683,745	943,634
Cost of handsets and accessories	37,967	1,016	41,960	4,235
Selling general and administrative expenses	749,262	556,518	2,051,296	1,490,430
Depreciation	399,538	285,572	1,141,542	840,109
Amortization	98,202	55,583	266,460	162,679
Provision for doubtful accounts	12,075	17,949	48,716	44,520

Total operating expenses	1,953,479	1,281,935	5,233,719	3,485,607

Operating income	889,562	674,003	2,327,878	1,675,545
Other income and expenses:
Interest income	17,969	9,158	57,377	21,467
Interest expense	(141,824)	(51,117)	(342,039)	(144,565)
Net foreign exchange gain (loss)	(341,025)	26,250	(130,280)	51,341
Other expenses, net	(4,818)	(9,668)	(15,509)	(28,348)

Total other income and expenses	(469,698)	(25,377)	(430,451)	(100,105)

Income before income taxes and minority interest	419,864	648,626	1,897,427	1,575,440
Income tax expense	138,535	171,109	512,811	434,703
Minority interest in net earnings of subsidiaries	12,713	19,467	44,554	46,139

Net income	268,616	458,050	1,340,062	1,094,598

Net income per common share	$5.31	$9.02	$26.42	$21.53
Net income per ADS equivalent	$0.27	$0.45	$1.32	$1.08

Weighted average common shares outstanding (thousands)	50,615	50,773	50,728	50,832

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2008	December 31, 2007
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$727,322	$1,003,711
Trade accounts receivable	582,267	281,396
Other current assets	1,284,698	441,810

Total current assets	2,594,287	1,726,917
Non–current assets
Property and equipment, net	6,993,104	5,497,819
Telecommunications licenses and allocation of frequencies, net	952,307	915,211
Other intangible assets, net	5,449,112	1,302,318
Other assets	1,320,845	1,126,619

Total non–current assets	14,715,368	8,841,967

Total assets	$17,309,655	$10,568,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$693,862	$700,589
Customer advances and deposits	423,201	423,611
Short-term debt	1,747,678	526,512
Accrued liabilities	1,073,722	348,989

Total current liabilities	3,938,463	1,999,701

Deferred income taxes	908,933	576,276
Long-term debt	6,254,836	2,240,097
Accrued liabilities	98,499	52,614

Minority Interest	225,913	288,410

Shareholders’ equity	5,883,011	5,411,786

Total liabilities and shareholders’ equity	$17,309,655	$10,568,884

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2008	2007
	(In thousands of US dollars)
Net cash provided by operating activities	$2,585,945	$2,208,039

Purchases of property and equipment	(1,381,831)	(832,831)
Purchases of intangible assets	(72,560)	(25,682)
Purchase of software	(211,676)	(172,185)
Acquisition of subsidiaries, net of cash acquired	(4,133,158)	(288,667)
Late payments of purchase price	—	(12,688)
Loan granted	(350,000)	—
Short-term deposits	(101,343)	—
Exercise of escrow cash deposit	200,170	—
Purchase of minority interest in consolidated subsidiaries	(992,825)	—
Purchases of other assets, net	(65,512)	(40,282)

Net cash used in investing activities	(7,108,735)	(1,372,335)

Proceeds from bank and other loans	5,420,987	519,349
Proceeds from sale of treasury stock	25,488	39,788
Purchase of treasury shares	(114,476)	(81,069)
Repayments of bank and other loans	(427,072)	(325,934)
Payment of dividends	(587,302)	(331,886)
Payments of fees in respect of debt issues	(55,027)	(7,121)

Net cash provided by/(used in) financing activities	4,262,598	(186,873)
Effect of exchange rate changes on cash and cash equivalents	(16,197)	34,472

Net increase (decrease) in cash and cash equivalents	(276,389)	683,303
Cash and cash equivalents at beginning of period	1,003,711	344,494

Cash and cash equivalents at end of period	$727,322	$1,027,797

Supplemental cash flow information
Cash paid during the period:
Income tax	523,368	418,626
Interest	204,428	126,211
Non-cash activities:
Equipment acquired under financing agreements	60,145	39,365
Accounts payable for equipment and license	296,881	191,894
Acquisitions:
Fair value of assets acquired	2,643,841	76,007
Fair value of minority interest acquired	206,129	41,636
Difference between the amount paid and the fair value of net assets acquired	3,517,062	189,657
Cash paid for the acquisition of subsidiaries	(5,346,729)	(291,433)

Change in Fair value Liabilities assumed	1,020,303	15,867

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated OIBDA

(In millions of US dollars)

OIBDA Consolidated Total	Sep 30, 2008	Sep 30, 2007	June 30, 2008
OIBDA	1,388	1,015	1,223
Depreciation	(400)	(286)	(385)
Amortization	(98)	(55)	(101)
Operating income	890	674	737
Reconciliation of OIBDA Margin
OIBDA Margin Consolidated Total	Sep 30, 2008	Sep 30, 2007	June 30, 2008
OIBDA margin	48.8%	51.9%	46.8%
Less: Depreciation as a percentage of net operating revenues	(14.1)%	(14.6)%	(14.7)%
Less: Amortization as a percentage of net operating revenues	(3.4)%	(2.8)%	(3.9)%
Operating income as a percentage of net operating revenues	31.3%	34.5%	28.2%

VimpelCom Announces Third Quarter and Nine Months 2008 Financial and Operating Results

Attachment D: Capex Development

CAPEX (in US$ millions)	3Q 2008	3Q 2007	y-o-y	2Q 2008	q-o-q
Total capex	692.9	338.8	104.5%	664.0	4.4%
Russia	506.1	216.9	133.3%	425.1	19.1%
CIS	186.8	121.9	53.2%	238.9	-21.8%
Kazakhstan	77.1	40.5	90.4%	55.4	39.2%
Ukraine	46.9	26.0	80.4%	54.1	-13.3%
Armenia	19.1	20.7	-7.7%	20.9	-8.6%
Uzbekistan	28.4	23.8	19.3%	82.8	-65.7%
Tajikistan	6.4	6.1	4.9%	13.5	-52.6%
Georgia	8.9	4.8	85.4%	12.2	-27.0%

VimpelCom

3Q08 Financial and Operating Results

November 25, 2008

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia, the CIS and South-East Asia, general political uncertainties in Russia, the CIS and South-East Asia and general economic developments in Russia, the CIS and South-East Asia, continued volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

November 2008 2 © Beeline 2008

Participants

Alexander Izosimov, CEO

Presentation

Elena Shmatova, CFO

will be joined by:

Q&A Session

Jean-Pierre Vandromme,

Executive VP, Russian Operations

Dmitry Pleskonos,

Executive VP, CIS Operations

November 2008 3 © Beeline 2008

3Q08 in Brief

• Increased revenue and subscriber base in all markets where we operate. Our quarterly revenues reached $2.8 billion

• Consolidated OIBDA margin improved to 48.8% and OIBDA amounted to approximately $1.4 billion

• Started construction of networks in Vietnam and Cambodia

November 2008 4 © Beeline 2008

Quarterly Financial Dynamics

Net Revenues, $ mln

+45.3%

1,717 1,956 2,010 2,108 2,611 2,843

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

OIBDA, $ mln

+36.7%

897 1,015 918 1,126 1,223 1,388

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Net Income, $ mln

-41.3%

601

458 470 359 368

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

OIBDA Margin

52.2% 51.9% 45.7% 53.4% 46.8% 48.8%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

November 2008 5 © Beeline 2008

Strong Financials

OIBDA vs Short-term Debt, $ mln

3,956

3,597 1.81

1.69 1.72 3,368 3,071 4,282 4,654

0.85 0.81 1,748 0.77 1,248 969 428 411 526

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q08

OIBDA LTM Short-term Debt Total Debt/OIBDA

OIBDA vs CAPEX, $ mln

4,654 4,282 3,956 3,597 3,368 3,071

2,511 2,157 1,773 1,828 1,553 1,511 25% 25% 26% 26% 23% 23%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q08

OIBDA LTM CAPEX LTM CAPEX/Revenue

Balance Sheet

Sept 30, Dec 31, Dec 31, ($ mln) 2008 2007 2006

Cash and Cash Equivalents 727 1,004 344 Total Assets 17,310 10,569 8,437 Total Debt 8,003 2,767 2,489

-Short-term 1,748 527 424 -Long-term 6,255 2,240 2,065

Shareholders’ Equity 5,883 5,412 3,943 LTM OIBDA* 4,654 3,597 2,452

—LTM Depreciation and amortization 1,794 1,391 1,055 —LTM Operating Income 2,860 2,206 1,397 LTM Interest 392 195 186 Debt/ Equity 1.4 0.5 0.6 Debt/ OIBDALTM 1.7 0.8 1.0 OIBDA/ Interest 11.9 18.4 13.2 Debt/ Assets 0.46 0.26 0.30 Net Debt 7,276 1,763 2,145

* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation and amortization. LTM stands for “last twelve months” to reporting date. In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables in the Company’s earnings release.

November 2008 6 © Beeline 2008

Current Debt Profile*

Debt Maturity Schedule, $ mln

2,002 354 1,839

581 1,511

1,109

1,000

600

356 263

15

4Q08 1Q09 2Q09 3Q09 4Q09 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Debt Composition

Vendors,

EUR, 8% 3%

RUR, 16%

Floating, Bonds,

Banks,

44%

44%

53% Fixed, 56%

USD, 76%

November 2008 7 * as of November 25, 2008 © Beeline 2008

Sources of Revenue Growth*

2,843 424 462 1,956 463 38

2,381 1,918

3Q 07 Mobile Fixed 3Q 08

2,843

120

1,956 425 767

305

2,418 1,651

3Q 07 Russia CIS 3Q 08

November 2008 8 * Segment revenues exclude intercompany transactions © Beeline 2008

Russia: Total Operations

Revenue*, $ mln

2,426 2,239 445 1,797 414 132

1,653 1,702 1,675 1,862 2,037 1,460

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

OIBDA ($ mln) and OIBDA Margin

1,213 992 1,059

780 773 1104 959 969

55.2%

53.4% 52.7% 50.0% 47.3% 45.4%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Mobile Fixed OIBDA Margin

CAPEX, $ mln

217 467 213 425 506 189

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

CAPEX / Revenue LTM

20% 18% 17% 18% 19% 17%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

November 2008 9 * Total revenue adjusted for eliminations © Beeline 2008

Russia: Mobile Highlights

Active Subscribers, mln

+7.9%

40.1 41.8 45.1 42.2 42.1 42.5

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Mobile ARPU & MOU

15.2 14.7

13.4 13.5 13.2

12.3 220 229 209 204 199 193

9 150

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 ARPU ($) MOU (min)

Revenue, $ mln

+23.2%

1,862 2,037 1,653 1,702 1,675 1,460

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

OIBDA & OIBDA Margin

1,104 959 969 871 780 773 57.2% 53.4% 52.0% 54.2% 52.7% 45.4%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 OIBDA ($ mln) OIBDA Margin

November 2008 10 © Beeline 2008

Russia: Fixed Revenue

Fixed Revenue, $ mln

+37.3%

362 376 324 273 132

414 445 244

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Business Segment, $ mln

192 68

193 207 213 151 172 124

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Wholesale Segment, $ mln

144

50

186 139 160 109 129 94

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Residential Segment, $ mln

40 14

47 46

23 31 26 13

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

GT revenue VIP revenue

November 2008 11 © Beeline 2008

Russia: Residential Broadband Development

Broadband Revenue, $ mln FTTB* Households Passed (mln) & Take-up Rate

9

29 30 19

10 13

15

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

5.9 5.5

3.8 4.1 3.0 2.6 10.3%

8.6% 9.2% 8.4% 8.9% 8.0%

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

Broadband Subscribers, ‘000

673 604 530 428 310 244

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

GT revenue

Broadband ARPU, $

17.1

16.0 15.2 16.6** 16.9 15.5

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

VIP revenue

*Fiber-to-the-Building

November 2008 12 **ARPU $17.6 reported in 1Q08 related to GT operations in © Beeline 2008 March 2008 only

Strengthening Distribution

• Network of own and exclusive outlets

• Influence over a key distribution channel for traditional services

• Long-term contract with other key players

• Promotion of new products and services (3G, fixed and wireless broadband, etc)

• Acquisition of a minority stake in a leading retailer

• Take advantage of higher churn rates by influencing choice

November 2008 13 © Beeline 2008

Kazakhstan: Operating & Financial Highlights

Mobile Active Subscribers, mln Revenues* ($ mln) & OIBDA Margin

+29.3%

3.9 4.3 4.6 4.8 5.1 5.6

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

199 185 6

175 5 167 163 149 1 183

196 162 53.8% 52.7% 52.8% 52.0% 53.4% 50.4%

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 Mobile Fixed OIBDA Margin

Mobile ARPU & MOU

113 110 108

99 99 89

13.6 13.6 13.0 11.6 12.3 12.1

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 ARPU ($) MOU (min)

Capex / Revenue (LTM)

38% 37% 35% 34% 34% 30%

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

November 2008 14 * Total revenue adjusted for eliminations between fixed © Beeline 2008 and mobile segments in Kazakhstan

Ukraine: Operating & Financial Highlights

Mobile Active Subscribers, mln Revenues* ($ mln) & OIBDA Margin

+8.7%

2.2 2.0 2.1 2.4 1.8 1.9

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

Mobile ARPU & MOU

94.2 71.2 32.5 28.4 34.5 44.8 37.0 68.2 8.9 23.8 45.7 17.6% 10.4% 36.4 13.2% 7.1%

-12.9% -1.7%

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

Mobile Fixed OIBDA Margin

Capex / Revenue (LTM)

262 231 210 183 160 168

4.2 5.8 5.6 6.1 7.5 9.7

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 ARPU ($) MOU (min)

311%

171% 140%

110%

86% 75%

2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

November 2008 15 * Total revenue adjusted for eliminations between fixed © Beeline 2008 and mobile segments in Ukraine

Armenia: Operating & Financial Highlights

Mobile Active Subscribers, 000 Revenues* ($ mln) & OIBDA Margin

+75.4%

655 784 471 520 447 442

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

63.4 64.7 68.8 58.4 59.8 59.1 37.2 37.6 38.3 35.2 36.3 36.2

51.9% 54.3%

51.5% 49.2% 46.8% 48.7%

23.2 25.8 23.5 22.9 26.4 31.5

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Mobile Fixed OIBDA Margin

Mobile ARPU & MOU

185 181

172

159 165 140

17.3 17.6 17.4 16.1 15.3 13.9

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 Mobile ARPU ($) Mobile MOU (min)

Capex / Revenue (LTM)

42% 41%

39% 39% 27%

3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

November 2008 16 * Total revenue adjusted for eliminations between fixed © Beeline 2008 and mobile segments in Armenia

Uzbekistan: Operating & Financial Highlights

Mobile Active Subscribers, mln Revenues* ($ mln) & OIBDA Margin

+98.4%

3.1 2.4 2.8 2.1 1.6 1.2

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

58.4 52.0 2.9 2.6 39.5 56.0% 0.8 53.5% 56.5% 52.9% 49.1% 48.8%

23.2 30.2 36.5 38.7 49.5 55.5

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Mobile Fixed OIBDA Margin

Mobile ARPU & MOU

295 299 266 290 283 265

7.2 7.6 6.8 5.8 6.6 6.5

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

ARPU($) MOU (min)

Capex / Revenue (LTM)

134% 151%

124% 130% 84% 80%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

November 2008 17 * Total revenue adjusted for eliminations between fixed © Beeline 2008 and mobile segments in Uzbekistan

# Building of the South-East Asian Cluster

Beeline



**Vietnam**
Population: 86.1 mln.
Penetration: ~40%*
GDP per capita: $2,600**





**Cambodia**
Population: 14.2 mln.
Penetration: ~18%*
GDP per capita: $1,800**

VIETNAM

- Joint-Venture agreement to establish GTEL-Mobile signed
- GSM licenses and frequencies received

CAMBODIA

- Testing network launched. Licenses and frequencies activated
- The rollout of networks in Vietnam and Cambodia is on track
- Commercial launch of operations in both countries by mid-2009

November 2008 | 18

* Source: company estimates.
** PPP adjusted; Source: CIA World Factbook.

© Beeline 2008

Management’s Operational Focus

• Cut all non-essential costs

• Execute hiring freeze and identify further headcount optimization opportunities

• Aggressively re-negotiate contracts with key vendors

• Put on hold non-critical CAPEX orders

• Scale back CAPEX plans going forward

• Protect against currency volatility exposure through hedging

November 2008 19 © Beeline 2008

Summary

• Strong 3Q08 results with revenues up across all geographies and improved consolidated OIBDA margin

• Steps taken to maximize cash flow in strained market environment

• Measures worked out to meet our obligations without significant disruptions to current operations

November 2008 20 © Beeline 2008

APPENDICES

November 2008 21 © Beeline 2008

Map of Operations

Population: 46.5 mln. Population: 4.5 mln.

Acquired: Nov. 2005 Acquired: Jul. 2006

Penetration: 119% Penetration: 76% GDP* 6,900 GDP* 4,700

Population: 142.2 mln. Penetration: 121%

Population: 3.2 mln.

Acquired: Nov. 2006 GDP*: 14,700

Penetration: 67% GDP* 4,900

Population: 15.4 mln.

Acquired: Sept. 2004

Penetration: 83% GDP* 11,100

Population: 26.7 mln.

Acquired: Jan. 2006

Penetration: 33% Population: 86.1 mln. GDP* 2,300 JVA signed: Jul. 2008

Penetration: ~30% Population: 7.0 mln. GDP* 2,600

Acquired: Jan. 2006

Penetration: 35% GDP* 1,800

Population: 14.2 mln.

Acquired : Jul. 2008

Penetration: ~18% GDP* 1,800

Source: CIA World Factbook; CIS Statistics Committee; AC&M-Consulting; Company estimates

*GDP(PPP), $ per capita

November 2008 22 © Beeline 2008

FOREX Development

Average quarterly FX rate to US$ Closing FX rate to US$

Currency Change from 2Q08 Change from 3Q07 Change from 2Q08

RUB -2.5% 5.2% -7.1% KZT 0.5% 2.6% 0.8% UAH 2.4% 4.2% -0.2% TJS 0.2% 0.5% 0.6% UZS -1.0% -3.7% -1.5% AMD 1.6% 11.8% 0.2% GEL 2.6% 18.1% 0.9%

November 2008 23 Source: Prime TASS, National Banks of the CIS © Beeline 2008 countries

Composition of the CIS Business

Revenue, $ mln

14.8 5.4 68.8 58.4

94.2 439.8 198.6

Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total

OIBDA, $ mln

4.8 -1.1 33.5 33.0 -1.6

174.7 106.1

Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total

CAPEX, $ mln

6.4 8.9 19.1 28.4

46.9 186.8 77.1

Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total

November 2008 24 © Beeline 2008

CIS Mobile: Financial Highlights

Kazakhstan

196 175 183 167 162 149

88 94 103

80 92 82 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Ukraine 68

37 36 46 35 24

6	4 3

-3 1 -9

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Uzbekistan

56 50

30 37 39 23

17 18 27 32

11 21 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Armenia

32 26 26

23 23 23

12 13 14

10 10 10

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Tajikistan

14.8 11.2 7.7 8.1 8.4 5.2

4.8 1.6 1.4 2.6 0.1 1.3

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Georgia

5.4 2.4 3.9

0 0.3 0.9

-2.3 -2.2 -2.1 -1.1 -1.9 -2.0

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Revenue, $ mln OIBDA, $ mln

November 2008 25 © Beeline 2008

CIS Mobile: Active Subscribers, mln

Kazakhstan

5.6 5.1 4.6 4.8 3.9 4.3

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Ukraine

2.2 2.0 2.1 2.4 1.8 1.9

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Uzbekistan

2.8 3.1 2.1 2.4 1.2 1.6

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Armenia

0.78 0.65 0.47 0.45 0.44 0.52

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Tajikistan

0.44 0.53 0.34 0.38 0.20 0.27

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Georgia

0.15 0.17 0.19 0.01 0.03 0.07

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

November 2008 26 © Beeline 2008

CIS Mobile: ARPU & MOU Development

Kazakhstan

13.6 13.6 13.0

11.6 12.3 12.1 113 99 110 108

89 99

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Ukraine

262 231 210 160 168 183 9.7 7.5 5.8 5.6 6.1 4.2

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Uzbekistan

290 295 299 283 265 266

7.2 7.6 6.8 6.6 6.5 5.8

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Armenia

17.6 17.4 16.1 13.9 17.3 15.3 185 181 172 159 165 140

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Tajikistan

256 224 230 206 241 216 10.8 10.4 10.1 9.0 9.4 8.0

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

Georgia

110

83 85 122 87 89 9.0 6.3 7.4 8.2 9.9 4.8

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

ARPU ( $) MOU (min)

November 2008 27 © Beeline 2008

CIS Mobile: Subscriber Market Shares*

Kazakhstan

54% 53% 51% 49% 47% 47% 47% 47% 40% 46% 40% 41%

5% 6% 6% 6% 7% 8%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

VIP K’Cell Other

Ukraine

43% 43% 42% 43% 42% 42% 39% 37% 36% 35% 35% 33% 16% 17% 18% 19% 12% 14%

5% 5% 5% 4% 4% 4%

1% 1% 1% 1% 1% 2%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

VIP Kievstar UMC Astelit Other

Uzbekistan

52% 50% 48% 49% 49% 48% 33% 36% 37% 34% 31% 30% 17% 19% 14% 11% 11% 12%

3% 3% 3% 3% 3% 4%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

VIP Uzdunrobita Coscom Other

Armenia

74%

73% 66% 66%

70% 69%

34% 34%

30% 31% 26% 27%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

VIP Vivacell

Tajikistan

35% 34% 34% 35%

33% 32% 25% 27% 28% 29% 31% 32% 17% 18% 16% 17% 18% 15% 12% 13% 14% 12% 12% 13% 12% 10% 7% 7%

6% 6%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

VIP TT Mobile Indigo Babylon Other

Georgia

53% 52% 50% 53% 54% 48% 48% 46% 46% 45% 42% 41%

4% 5% 5% 5%

1% 2%

2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08

VIP Geocell Magticom

November 2008 28 * Source: AC&M Consulting. The drop in reported market © Beeline 2008 share is mainly caused by the change of reporting methodology to active subscriber base

Reconciliation of Consolidated OIBDA and OIBDA Margin (Unaudited)

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

Three months ended

Sept 30, June 30, March 31, Dec 31, Sept 30, June 30,

($ ‘000) 2008 2008 2008 2007 2007 2007

Reconciliation of OIBDA to operating income

OIBDA 1,388 1,223 1,126 918 1,015 897

Depreciation (400) (385) (357) (331) (286) (285)

Amortization (98) (101) (67) (56) (55) (54)

Operating Income 890 737 702 531 674 558

Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

OIBDA margin 48.8% 46.8% 53.4% 45.7% 51.9% 52.2%

Less: Depreciation as % of net operating revenues (14.1%) (14.7%) (16.9%) (16.5%) (14.6%) (16.6%)

Less: Amortization as % of net operating revenues (3.4%) (3.9%) (3.2%) (2.8%) (2.8%) (3.1%)

Operating Income 31.3% 28.2% 33.3% 26.4% 34.5% 32.5%

November 2008 29 © Beeline 2008

VIP-Group

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	1,488	1,717	1,956	2,010	2,108	2,611	2,843
Gross margin	1,221	1,403	1,590	1,643	1,675	2,012	2,149
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%
OIBDA	766	897	1,015	918	1,126	1,223	1,388
OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%
SG&A	439	494	557	716	528	774	749
including Sales & Marketing Expenses	136	167	186	219	187	215	242
including advertising	52	67	66	92	69	89	86
including General & Administrative Costs	303	327	371	497	341	559	507
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%
Net Income	277	359	458	368	601	470	269
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	1,454	1,682	1,918	1,974	1,944	2,178	2,402
including Mobile Interconnect	209	241	270	303	300	323	355
Mobile OIBDA	750	878	996	896	1,071	1,103	1,247
Mobile OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.1%	50.6%	51.9%

Subscribers (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	34.2	35.2	37.6	36.3	175.1	476.6	510.0
including business segment	0.0	0.0	0.0	0.0	74.5	228.1	233.4
including wholesale segment	0.0	0.0	0.0	0.0	50.8	165.5	194.6
including residential segment	34.2	35.2	37.6	36.3	49.8	83.0	81.9
Fixed OIBDA	16.2	18.5	19.5	22.8	54.6	119.3	140.3
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	31.2%	25.0%	27.5%

Broadband subscribers (‘000)	0	0	0	0	534	610	696
Broadband services ARPU, US$	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	766	897	1,015	918	1,126	1,223	1,388
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)
Operating income	444	558	674	531	702	737	890

OIBDA margin total	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%
Less: Depreciation as a percentage of net operating revenues	(18.1)%	(16.6)%	(14.6)%	(16.5)%	(16.9)%	(14.7)%	(14.1)%
Less: Amortization as a percentage of net operating revenues	(3.6)%	(3.1)%	(2.8)%	(2.8)%	(3.2)%	(3.9)%	(3.4)%
Operating income as a percentage of net operating revenues	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%

Russia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,851
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%
OIBDA	676	780	871	773	992	1,059	1,213
OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.2%	47.3%	50.0%
SG&A	375	419	477	633	434	658	629
including Sales & Marketing Expenses	114	141	159	186	158	181	203
including advertising	42	56	56	79	56	74	72
including General & Administrative Costs	261	278	318	447	276	477	426
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.2%	29.4%	25.9%
Net Income	280	356	423	364	616	448	255
Capital Expenditures	199.6	189.0	216.9	467.2	212.5	425.1	506.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,037
including Mobile Interconnect	171	203	224	253	253	270	289
Mobile OIBDA	676	780	871	773	959	969	1,104
Mobile OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.2%	52.0%	54.2%

Subscribers (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%
Subscriber market share, %	31.2%	30.9%	30.4%	29.9%	25.0%	24.6%	25.1%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0	0	0	0	132	414	445
including business segment	0	0	0	0	68	207	213
including wholesale segment	0	0	0	0	50	160	186
including residential segment	0	0	0	0	14	47	46
Fixed OIBDA	0	0	0	0	33	90	109
Fixed OIBDA, %	0	0	0	0	25.0%	21.7%	24.5%

Broadband subscribers (‘000)	0	0	0	0	530	604	673
Broadband services ARPU, US$	0	0	0	0	17.6	16.9	15.5

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	676	780	871	773	992	1,059	1,213
Depreciation	(232)	(240)	(250)	(268)	(287)	(310)	(332)
Amortization	(29)	(29)	(29)	(31)	(35)	(62)	(54)
Operating income	415	511	592	474	670	687	827

OIBDA margin total	52.9%	53.4%	52.7%	45.4%	55.2%	47.3%	50.0%
Less: Depreciation as a percentage of net operating revenues	(18.2)%	(16.4)%	(15.1)%	(15.8)%	(16.0)%	(13.8)%	(13.7)%
Less: Amortization as a percentage of net operating revenues	(2.3)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%	(2.8)%	(2.2)%
Operating income as a percentage of net operating revenues	32.4%	35.0%	35.8%	27.8%	37.3%	30.7%	34.1%

CIS

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	210.9	260.1	305.7	314.4	316.9	388.1	439.8
Gross margin	156.8	194.7	226.2	232.9	230.8	282.0	298.0
Gross margin, %	74.3%	74.9%	74.0%	74.1%	72.8%	72.7%	67.8%
OIBDA	90.0	116.9	144.0	145.2	134.3	164.4	174.7
OIBDA, %	42.7%	44.9%	47.1%	46.2%	42.3%	42.4%	39.7%
SG&A	65.1	76.4	79.4	83.9	94.3	115.4	121.4
including Sales & Marketing Expenses	22.3	26.0	27.3	33.1	29.0	33.9	39.1
including advertising	9.2	10.7	10.5	13.0	13.4	15.4	14.5
including General & Administrative Costs	42.8	50.4	52.1	50.8	65.3	81.5	82.3
SG&A, %	30.9%	29.4%	26.0%	26.7%	29.8%	29.7%	27.6%
Net Income	-3.1	3.7	35.6	4.6	-14.3	22.3	13.3
Capital Expenditures	103.9	145.8	121.9	328.6	146.0	238.9	186.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	176.7	224.9	268.1	278.1	270.9	318.9	371.2
including Mobile Interconnect	38.1	37.7	45.3	50.4	47.0	53.3	66.2
Mobile OIBDA	73.8	98.4	124.5	122.4	112.8	134.7	143.6
Mobile OIBDA, %	41.8%	43.8%	46.4%	44.0%	41.7%	42.2%	38.7%

Subscribers (‘000)	7,153	7,562	8,884	9,519	10,214	11,222	12,665

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	34.2	35.2	37.6	36.3	47.0	74.1	78.6
including business segment	0	0	0	0	6.6	21.1	20.5
including wholesale segment	0	0	0	0	3.9	14.0	17.8
including residential segment	34.2	35.2	37.6	36.3	36.5	39.0	40.3
Fixed OIBDA	16.2	18.5	19.5	22.8	21.5	29.7	31.1
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	45.7%	40.1%	39.6%

Broadband subscribers (‘000)	0	0	0	0	4	6	23
Broadband services ARPU, US$	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	90.0	116.9	144.0	145.2	134.3	164.4	174.7
Depreciation	(36.5)	(44.9)	(35.7)	(62.8)	(69.7)	(75.3)	(67.6)
Amortization	(24.8)	(25.4)	(26.2)	(25.5)	(32.3)	(39.3)	(44.7)
Operating income	28.7	46.6	82.1	56.9	32.3	49.8	62.4

OIBDA margin total	42.7%	44.9%	47.1%	46.2%	42.3%	42.4%	39.7%
Less: Depreciation as a percentage of net operating revenues	(17.3)%	(17.2)%	(11.6)%	(20.0)%	(21.9)%	(19.5)%	(15.3)%
Less: Amortization as a percentage of net operating revenues	(11.8)%	(9.8)%	(8.6)%	(8.1)%	(10.2)%	(10.1)%	(10.2)%
Operating income as a percentage of net operating revenues	13.6%	17.9%	26.9%	18.1%	10.2%	12.8%	14.2%

Kazakhstan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%
OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1
OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%
Net Income	13.1	16.4	21.7	19.8	14.1	19.5	29.9
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.4	77.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	119.4	149.3	167.1	174.6	162.1	182.5	195.9
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2
Mobile OIBDA	62.0	80.3	88.1	92.2	81.6	94.2	102.9
Mobile OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%	51.6%	52.5%

Subscribers (‘000)	3,501	3,858	4,343	4,603	4,777	5,098	5,614
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%
Subscriber market share, %	50.2%	49.3%	47.3%	46.5%	39.5%	39.6%	41.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0	0	0	0	1.1	4.9	6.0
including business segment	0	0	0	0	0.3	1.0	0.8
including wholesale segment	0	0	0	0	0.8	3.9	5.2
including residential segment	0	0	0	0	0	0	0.003
Fixed OIBDA	0	0	0	0	0.4	2.2	3.2
Fixed OIBDA, %	0	0	0	0	36.4%	44.9%	53.3%

Broadband subscribers (‘000)	0	0	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2

OIBDA margin total	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%
Less: Depreciation as a percentage of net operating revenues	(13.3)%	(11.7)%	(8.9)%	(11.5)%	(13.3)%	(13.8)%	(12.1)%
Less: Amortization as a percentage of net operating revenues	(7.7)%	(6.4)%	(5.4)%	(5.6)%	(6.0)%	(6.0)%	(8.0)%
Operating income as a percentage of net operating revenues	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%

Ukraine

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%
OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6
OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%
Net Income	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7
Capital Expenditures	29.3	46.0	26.0	55.2	26.6	54.1	46.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	16.3	23.8	37.0	34.5	36.4	45.7	68.2
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	13.4	20.0
Mobile OIBDA	-6.5	-3.1	6.5	3.6	1.1	2.5	-8.9
Mobile OIBDA, %	n/a	n/a	17.6%	10.4%	3.0%	5.5%	n/a

Subscribers (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,404
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%
Subscriber market share, %	4.5%	5.2%	5.1%	4.8%	3.5%	3.8%	4.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0	0	0	0	8.9	28.4	32.5
including business segment	0	0	0	0	5.6	17.8	17.4
including wholesale segment	0	0	0	0	3.1	10.0	12.5
including residential segment	0	0	0	0	0.2	0.6	2.6
Fixed OIBDA	0	0	0	0	2.1	6.9	7.3
Fixed OIBDA, %	0	0	0	0	23.6%	24.3%	22.5%

Broadband subscribers (‘000)	0	0	0	0	4	6	23
Broadband services ARPU, US$	0	0	0	0	39.4	32.7	42.5

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	(6.5)	(3.1)	6.5	3.6	3.2	9.4	(1.6)
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)

OIBDA margin total	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	(12.1)%	(37.6)%	(24.9)%	(21.1)%	n/a
Less: Amortization as a percentage of net operating revenues	n/a	n/a	(14.1)%	(9.0)%	(16.1)%	(17.4)%	n/a
Operating income as a percentage of net operating revenues	n/a	n/a	(8.6)%	(36.2)%	(33.9)%	(25.3)%	n/a

Uzbekistan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%
OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0
OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%
Net Income	2.5	4.3	6.9	6.0	7.5	14.4	22.0
Capital Expenditures	7.9	18.5	23.8	83.6	48.0	82.8	28.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5
including Mobile Interconnect	0.002	0.003	0.004	0.005	0.006	0.009	0.010
Mobile OIBDA	8.7	11.4	16.9	17.8	20.6	27.2	32.0
Mobile OIBDA, %	47.8%	49.1%	56.0%	48.8%	53.2%	54.9%	57.7%

Subscribers (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%
Subscriber market share, %	33.1%	32.7%	35.6%	37.3%	33.6%	31.2%	29.8%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0	0	0	0	0.8	2.6	2.9
including business segment	0	0	0	0	0.7	2.3	2.3
including wholesale segment	0	0	0	0	0.03	0.1	0.1
including residential segment	0	0	0	0	0.06	0.2	0.5
Fixed OIBDA	0	0	0	0	0.3	0.6	1.0
Fixed OIBDA, %	0	0	0	0	37.5%	23.1%	34.5%

Broadband subscribers (‘000)	0	0	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0

OIBDA margin total	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%
Less: Depreciation as a percentage of net operating revenues	(17.0)%	(14.1)%	(13.2)%	(14.0)%	(17.0)%	(13.1)%	(12.3)%
Less: Amortization as a percentage of net operating revenues	(18.7)%	(14.7)%	(11.3)%	(9.6)%	(9.6)%	(7.1)%	(6.5)%
Operating income as a percentage of net operating revenues	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%

Armenia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%
OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5
OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%
Net Income	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7
Capital Expenditures	5.4	20.4	20.7	44.3	14.6	20.9	19.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.5
including Mobile Interconnect	12.0	3.2	4.1	4.2	4.5	5.3	8.0
Mobile OIBDA	11.1	11.6	13.4	9.7	10.4	10.3	13.9
Mobile OIBDA, %	55.8%	50.0%	51.9%	41.3%	45.4%	39.0%	44.1%

Subscribers (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%
Subscriber market share, %	37.3%	33.5%	33.6%	26.1%	26.9%	30.5%	30.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2
Fixed OIBDA	16.2	18.5	19.5	22.8	18.7	20.0	19.6
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	51.7%	52.2%	52.7%

Broadband subscribers (‘000)	0	0	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3

OIBDA margin total	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%
Less: Depreciation as a percentage of net operating revenues	(25.7)%	(32.0)%	(16.8)%	(36.6)%	(45.6)%	(35.3)%	(19.2)%
Less: Amortization as a percentage of net operating revenues	(10.9)%	(10.1)%	(11.0)%	(12.9)%	(17.1)%	(15.1)%	(14.5)%
Operating income as a percentage of net operating revenues	13.9%	9.4%	24.1%	4.8%	(13.5)%	(3.6)%	15.0%

Tajikistan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%
OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8
OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%
Net Income	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7
Mobile OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8
Mobile OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%

Subscribers (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%
Subscriber market share, %	11.2%	15.2%	16.7%	18.1%	16.5%	17.4%	18.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5

OIBDA margin total	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%
Less: Depreciation as a percentage of net operating revenues	n/a	(11.6)%	(11.7)%	(18.5)%	(20.2)%	(27.6)%	(20.9)%
Less: Amortization as a percentage of net operating revenues	n/a	(3.8)%	(2.6)%	(2.5)%	(2.4)%	(2.7)%	(1.4)%
Operating income as a percentage of net operating revenues	n/a	(13.5)%	6.5%	(3.7)%	(7.1)%	(7.1)%	10.1%

Georgia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4
Gross margin	0.00	-0.01	0.03	0.24	0.8	1.6	2.6
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%
OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1
OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8
including advertising	0.0	0.3	0.3	0.4	0.3	0.4	0.6
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%
Net Income	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4
including Mobile Interconnect	0	0	0.1	0.2	0.6	0.9	1.3
Mobile OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1
Mobile OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subscribers (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%
Subscriber market share, %	0.4%	0.8%	1.6%	3.5%	4.7%	4.9%	5.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
Net operating revenues	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0
Broadband services ARPU, US$	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008
OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)

OIBDA margin total	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Amortization as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a